Exhibit 99.1

Ad hoc release according to article 17 MAR

Planegg/Munich, Germany, June 24, 2019

Ad hoc: MorphoSys Appoints Jean-Paul Kress, M.D., as New Chief Executive Officer

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) announced that its Supervisory Board has today appointed Jean-Paul Kress, M.D., as its new Chief Executive Officer (CEO). The appointment will take effect on September 1, 2019.

In his new position, Dr. Kress will succeed Dr. Simon Moroney, who had announced his decision not to renew his contract as a member of MorphoSys’s Management Board in February 2019 and who will step down as CEO on September 1, 2019. Dr. Moroney will support Dr. Kress during a transition period.

Dr. Kress brings comprehensive senior leadership experience of over 20 years in pharmaceutical and biotechnology firms, with a focus on operations and commercialization of innovative products addressing unmet medical needs across diverse disease indications.

END OF AD HOC RELEASE

About Jean-Paul Kress

Dr. Jean-Paul Kress held many senior leadership positions in pharmaceutical and biotechnology firms. Prior to joining MorphoSys, Dr. Kress served as President and Chief Executive Officer at Syntimmune, now a subsidiary of Alexion Pharmaceuticals. Before, he acted as Executive Vice President and President, International, and Head of Global Therapeutic Operations at Biogen Inc., overseeing the company’s rare and specialty disease teams. Previously, Dr. Kress was Senior Vice President, Head of North America at Sanofi Genzyme, where he was instrumental in launching several therapeutic products, including dupilumab, the first biologic agent approved in atopic dermatitis. Prior to this, he was President and Chief Executive Officer of Sanofi Pasteur MSD, a vaccines joint venture of Sanofi and Merck & Co. Dr. Kress also held leadership roles at Gilead, serving as Vice President, US Sales and Marketing, and Vice President, General Manager for France. He began his industry career with Eli Lilly in France and held commercial and business development roles in the US and Europe at Abbott (now AbbVie). Dr. Kress received an M.D.degree from Faculté Necker-Enfants Malades in Paris, and graduate andpost-graduate degrees in pharmacology and immunology from École Normale Supérieure in Paris.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the anticipated appointment and upcoming tasks of a new CEO, the build-up of the MorphoSys’s U.S. subsidiary and of commercial capabilities, in particular with respect to the planned development of tafasitamab (MOR208) towards approval and commercialization may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for tafasitamab and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons, MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com